Exhibit 99.4
Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
Rio Tinto reports three billion tonnes of additional iron ore Resources
7 February 2008
Rio Tinto has further strengthened its leading position in the Pilbara with a 3.0 billion tonne addition to its iron ore Resource base.
This came through the discovery of a major new Resource at Caliwingina, and significant improvement in confidence of resources associated with known deposits.
The Chief Executive of Rio Tinto Iron Ore, Sam Walsh, said significant technical and study work has led to increased confidence in Rio Tinto’s position in the Pilbara.
“Rio Tinto occupies the largest mineralisation and land position in the Pilbara, one of the world’s great iron ore producing regions. This advantage is strengthened by addition of the newly discovered Resource at Caliwingina, comprising 875 million tonnes of iron ore only 15 kilometres from our railway and only 150 km from our ports at Dampier and Cape Lambert, as well as significant additions around known deposits.”
Mineral Resource Additions
1. Addition of Caliwingina
The newly discovered Caliwingina Resource is within the Mt Pyrton Project area which lies 100 km north northwest of Tom Price and is approximately 15 km from the Rio Tinto Iron Ore Tom Price to Dampier railway line.
The Resource is situated within the Late Archaean to Early Proterozoic (2765-2470 Ma) Hamersley Basin. The Lower Hamersley Group rocks within this area form rounded outcrops on the edge of the Fortescue River basin with the Upper Hamersley Group rocks forming larger steeper hills behind. Lithologies comprise meta-sedimentary rocks from the Hamersley Group and cover units of the Tertiary and Quaternary.
Rio Tinto initially conducted exploration for Channel Iron Deposit (CID) in the southern part of Caliwingina using geophysical techniques and an extensive reverse circulation (RC) drilling programme during 2002-2003 which delineated a 6 km continuous length of CID. During 2005/2006 Rio Tinto continued an RC drilling programme to the north following the CID channel to the out wash area in the Fortescue Valley.
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LEGEND
RTIO administered live tenement
Drill hole
Railway
50m contour
LOCATION MAP
Map Area
SCALE 1:175 000 @ A4
Caliwingina
Resource Outline
Location Map
Caliwingina North
Resource Outline
E47/1322
E47/474
E47/473
E47/54
P47/1301
RTIO Dampier to Mt Tom Price railway

The Caliwingina North area now has sufficient drilling coverage (173 RC holes for 11,503 metres on a nominal 500 by 200 metre grid spacing) to define an Inferred CID Mineral Resource. All drilling was sampled at two metre intervals using appropriate Standard and Duplicate check sample methods, followed by QA/QC analysis. A 3D geological block model of the domains, including the CID, within the channel was built using 100m by 100m by 2m blocks followed by grade estimation using Inverse Distance.

Caliwingina North CID Deposit Inferred Mineral Resources (for Fe >55%).

Caliwingina North	Tonnes (Mt)	Fe %	Density
Total	875 Mt	56.9	2.6

Drill evaluation work will continue in the Caliwingina Prospect during 2008/09 to update the resource base. Also diamond drilling will be conducted to improve grade estimation confidence as well as for Metallurgical and density test-work.

2. Reporting of Brockman Process Ore

Brockman Process Ore is being reported here for the first time (apart from Tom Price). The additional resource is contained within the mineralisation envelope that also defines the high grade (HG) for 15 known deposits. Only bedded Dales Gorge (DG1 to DG3), Joffre (J1 to J6) and footwall zone Process Ore is reported. All Process Ore is reported as in-situ tonnes and grade. The newly reported Resource only requires application of standard processing technology to be won from material that will be extracted according to the long term mining schedule.

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Undeveloped Brockman Process Ore (≥50% Fe <60% Fe and ≥3% Al_2O_3 <6% Al_2O_3).

Brockman Un-Developed Process Ore	Tonnes (Mt)	Fe %
Measured	220	57.6
Indicated	460	57.5
Inferred	1,105	54.4
Total	**1,785**	**55.6**

Reported Brockman Deposits incorporating Brockman Process Ore are:

- B1 Deposit
- B26 Deposit
- Brockman 2
- Brockman 4
- Channar
- Eastern Range
- Giles Mini
- Koodaideri
- Paraburdoo Brockman Deposits
- Paraburdoo Western Range
- Rhodes Ridge Central
- Section 10
- Section 17
- Texas
- Turee Syncline

3. Increase in the Hope 4 Resource base

Re-estimation work on Hope 4 during 2007 has added an additional 290 Mt of Resource.

- Hope Downs 4 has added an additional 95 Mt of HG (reported in a separated release in December 2007)
  - (Fe ≥60% Fe)

Hope Downs 4 High Grade	Tonnes (Mt)	Fe %
Indicated	100	62.3
Inferred	205	62.4
Total	**305**	**62.4**

- 195 Mt of Brockman Process Ore for Hope Downs 4.
  - (≥50% Fe <60% Fe and ≥3% Al2O3 <6% Al_2O3)

Hope Downs 4 Process Ore	Tonnes (Mt)	Fe %
Indicated	80	56.4
Inferred	115	57.1
Total	**195**	**56.8**

The information in this report that relates to Mineral Resources is based on information compiled by John Phillips who is a member of the Australasian Institute of Mining and Metallurgy. John Phillips is a full-time employee of Rio Tinto Iron Ore and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves'. John Phillips consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

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As required by the Australian Stock Exchange, the information presented here contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
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Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:
Media Relations, London Christina Mills Office: +44 (0) 20 7781 1154 Mobile: +44 (0) 7825 275 605
Nick Cobban Office: +44 (0) 20 7781 1138 Mobile: +44 (0) 7920 041 003
Media Relations, Americas Nancy Ives Mobile: +1 619 540 3751
Investor Relations, London Nigel Jones Office: +44 (0) 20 7781 2049 Mobile: +44 (0) 7917 227 365
David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978
Investor Relations, North America Jason Combes Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Media Relations, Australia Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101
Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349
Investor Relations, Australia Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309
Simon Ellinor Office:+ 61 (0) 7 3867 1068
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk